SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH OCTOBER 17, 2005

(Commission File No. 1-14477)

BRASIL TELECOM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

BRAZIL TELECOM HOLDING COMPANY
(Translation of Registrant's name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B
Brasília, D.F., 71.215-000
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Investor Relations
(55 61) 3415-1140
ri@brasiltelecom.com.br www.brasiltelecom.com.br/ir/

Media Relations
(55 61) 3415-1378
cesarb@brasiltelecom.com.br

Free Translation

Brasil Telecom Begins the Operating Integration Process of its ISPs

Brasília, Brazil, October 17, 2005 – BRASIL TELECOM S.A. (BOVESPA: BRTO3/BRTO4; NYSE: BTM) and BRASIL TELECOM PARTICIPAÇÕES S.A. (BOVESPA: BRTP3/BRTP4; NYSE: BRP) began the operating integration process of its Internet Service Providers (ISP): iBest, iG and BrTurbo.

This integration processis a natural step in the strategy to consolidate Brasil Telecom’s leadership in the Brazilian Internet market. Together, iG, iBest and BrTurbo have the largest subscriber base in Latin America, generating an expressive telecommunications traffic nationwide and offering a wide variety of services, from free dial up access and broadband to relationship channels and differentiated content.

Brasil Telecom seeks to be the main Brazilian Internet vehicle focused on communications, information, services and entertainment, supported by an intense relationship with its clients. Brasil Telecom’s ISPs operating integration will allow converging offers, with the best internet products and services portfolio within Brazil, besides more agility and efficiency of the investments and resources allocated in this business.

* * *

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 17, 2005

BRASIL TELECOM PARTICIPAÇÕES S.A.

By:	/S/ Charles Laganá Putz
Name: Charles Laganá Putz Title: Chief Financial Officer